PlusFan, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
PlusFan, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 4, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	46,524	238
Total Current Assets	46,524	238
TOTAL ASSETS	46,524	238
LIABILITIES AND EQUITY		
Liabilities		
Non-Current Liabilities		
Future Equity Obligations	18,100	-
Notes Payable - Related Party	50,000	-
Total Non-Current Liabilities	68,100	-
TOTAL LIABILITIES	68,100	-
EQUITY		
Class B Common Stock	575	-
Member's Contributions	-	575
Accumulated Deficit	(22,151)	(337)
Total Equity	(21,576)	238
TOTAL LIABILITIES AND EQUITY	46,524	238

Statement of Changes in Shareholder Equity

	Class B Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 11/3/2023 (Inception)	-	-	-	-	-
Capital Contributions	-	-	575	-	575
Net Income (Loss)	-	-	-	(337)	(337)
Ending Balance 12/31/2023	-	-	575	(337)	238
Issuance of Common Stock Upon Conversion to C-Corporation	8,000,000	575	(575)	-	-
Net Income (Loss)	-	-	-	(21,814)	(21,814)
Ending Balance 12/31/2024	8,000,000	-	-	(22,151)	(21,576)

Statement of Operations

	Short Year Ended December 31,	
	2024	**2023**
Revenue	14,694	-
Cost of Revenue	-	-
Gross Profit	14,694	-
Operating Expenses		
Advertising and Marketing	2,608	-
Research and Development	5,750	-
General and Administrative - Related Party	24,876	-
General and Administrative	1,607	337
Total Operating Expenses	34,841	337
Operating Income (loss)	(20,147)	(337)
Other Expenses		
Interest Expense	1,667	-
Total Other Expenses	1,667	-
Earnings Before Income Taxes	(21,814)	(337)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(21,814)	(337)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(21,814)	(337)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(21,814)	(337)
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Party	50,000	-
Proceeds from Future Equity Obligations	18,100	-
Proceeds Contributed by Members	-	575
Net Cash provided by (used in) Financing Activities	68,100	575
Cash at the beginning of period	238	-
Net Cash increase (decrease) for period	46,286	238
Cash at end of period	46,524	238

PlusFan, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

PlusFan, Inc. ("the Company") was formed in Delaware on November 3rd 2023 as PlusFan LLC and subsequently converted into a Delaware C-Corporation on October 23rd, 2024. The Company owns a SaaS platform that enables sports teams to create subscription-based content to increase fan engagement. The Company will earn revenue through a revenue share agreement with participating teams. The Company is headquartered in Worcester MA. The Company's customers will be located globally.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On September 1, 2024, the Company entered into a loan agreement for $50,000. The note bears interest at $417 per month, with the first payment due on October 1, 2024. All outstanding principal and accrued interest are due on October 1, 2026. The note may be prepaid at any time without penalty. The lender has the option to convert all or part of the outstanding principal into equity through a SAFE at a 20% discount and $7 million valuation cap, provided written notice is given prior to repayment and no triggering event has occurred.

A related party entity is providing offshore development resources resulting in costs incurred of $24,876 in 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company has entered into eleven revenue sharing agreements with various partners, including amateur sports organizations. Nine of the agreements provide for a 50/50 revenue split, while the remaining two are structured as 70/30 splits in favor of the partner. These arrangements are based on a sliding scale tied to total membership or subscriber volume and do not include any guaranteed payments or minimum commitments.

In September of 2023, the Company entered into a subscription agreement with another amateur soccer team, effective until May 31, 2026, with automatic renewal unless terminated in writing 90 days before the end date. The subscription fee is set at $0 for the duration of the agreement. Under the agreement, the Company is entitled to a 22.8% revenue share from paid member subscription fees collected through the Plus.Fan platform.

NOTE 5 – LIABILITIES AND DEBT

In 2024, the Company entered into two SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $7M.

See Note 3 – Related Party Transactions for details of loan entered into with a related party.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	-
2026	$50,000
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

As of December 31st, 2023, the Company was a limited liability company with one class of membership units wholly owned by multiple members. In 2024, the Company converted from a Delaware limited liability company into a Delaware C-Corporation.

The Company has authorized 18,000,000 common shares with a par value of $0.0001 per share, consisting of 10,000,000 Class A common shares and 8,000,000 Class B common shares. 0 Class A common shares and all 8,000,000 Class B common shares were issued and outstanding as of 2024.

Voting: Class A common stockholders are entitled to one vote per share. Class B common stockholders are entitled to 10 votes per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Conversion. Each share of Class B Common Stock shall be convertible into one fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time. Upon the vote or written consent of the holders of at least a majority of the then outstanding shares of Class B Common Stock, each outstanding share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Class B common shares are entitled to receive prior to, and in preference to, any distribution to the Class A common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 4, 2025, the date these financial statements were available to be issued.

The Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party totaling $50,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The valuation cap of the agreement entered was $7M.

The Company formed PlusFan India Private Limited on April 4th, 2025. The entity is a wholly owned subsidiary and was formed to support the Company's operations.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has limited operating history, realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue generating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.